Exhibit 99.1 James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 6 July 2018 F: +353 (0) 1 479 1128 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam James Hardie 2018 Annual General Meeting pack I enclose a copy of the following documents, which will be sent to shareholders over the next few days: • 2018 AGM Notice of Meeting, Voting Instruction Form and Question Form; • 2018 Annual Report; and • 2018 Annual Review. Yours faithfully Natasha Mercer Company Secretary James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland. Directors: Michael Hammes (Chairman, USA), Brian Anderson (USA), Russell Chenu (Australia), Andrea Gisle Joosen (Sweden), David Harrison (USA), Persio Lisboa (USA), Alison Littley (United Kingdom), Steven Simms (USA), Rudy van der Meer (Netherlands). Chief Executive Officer and Director: Louis Gries (USA) Company number : 485719 ARBN: 097 829 895